# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LENSAR, Inc., CIK 0001320350
CUSIP: 52634L108
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2800 DISCOVERY DRIVE SUITE 100, ORLANDO, Florida (FL), 32826
Date of event which requires filing of this statement: 03/23/2025
Amends the filing with accession number 0001193125-23-148809
Filed by CIK 0001212897
Persons authorized to receive notices and communications: Todd B. Hammer, North Run Capital, LP, 867 Boylston Street, 5th Floor #1361, Boston, Massachusetts (MA), 02116, 0000000000

## Reporting persons
- North Run Capital, LP (CIK 0001212897): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,100,592; sole dispositive power 0; shared dispositive power 1,100,592; aggregate amount beneficially owned 1,100,592 (9.3% of the class)
- North Run Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,100,592; sole dispositive power 0; shared dispositive power 1,100,592; aggregate amount beneficially owned 1,100,592 (9.3% of the class)
- NR-GRI Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 12,307,692; sole dispositive power 0; shared dispositive power 12,307,692; aggregate amount beneficially owned 12,307,692 (51.1% of the class)
- NR-GRI Partners GP, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,307,692; sole dispositive power 0; shared dispositive power 12,307,692; aggregate amount beneficially owned 12,307,692 (51.1% of the class)
- ELLIS THOMAS B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 127,654; shared voting power 13,408,284; sole dispositive power 127,654; shared dispositive power 13,408,284; aggregate amount beneficially owned 13,535,938 (55.9% of the class)
- HAMMER TODD B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 127,654; shared voting power 13,408,284; sole dispositive power 127,654; shared dispositive power 13,408,284; aggregate amount beneficially owned 13,535,938 (55.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: LENSAR, Inc.
Address of issuer's principal executive offices: 2800 DISCOVERY DRIVE SUITE 100, ORLANDO, Florida (FL), 32826
Comment: This Amendment No. 1 ("Amendment No. 1" amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on May 19, 2023 (the "Original Schedule 13D" and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 1 amends and supplements Items 4, 5 and 6 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following at the end thereof:

On March 23, 2025, concurrent with the execution of an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Alcon Research, LLC ("Parent") and its wholly owned subsidiary VMI Option Merger Sub, Inc. ("Merger Sub"), the Reporting Persons entered into a Voting Agreement with Parent (the "Voting Agreement") providing that, among other things, subject to the terms and conditions set forth therein, such signatories will support the merger of Merger Sub with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the "Merger") and the transactions contemplated by the Merger Agreement, including by voting their voting securities to adopt the Merger Agreement. The Voting Agreement is subject to termination rights, limitations, and cut-backs, in each case as further described in the Voting Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is referenced as Exhibit 99.6 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety to read as follows:

The aggregate percentage of shares reported owned by each person named herein is based upon 11,789,492 shares of common stock ("Shares") outstanding as of January 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on February 27, 2025, and assumes the exercise of the reported stock options and Warrants and/or the conversion of the Series A Preferred.

As of the date hereof, North Run Capital, LP ("North Run LP") directly beneficially owns 1,100,592 Shares, constituting approximately 9.3% of the Shares outstanding.

North Run Advisors, LLC ("North Run Advisors"), as the general partner of North Run LP, may be deemed to beneficially own the 1,100,592 Shares beneficially owned by North Run LP, constituting approximately 9.3% of the Shares outstanding.

As of the date hereof, NR-GRI Partners, LP ("NR-GRI LP") directly beneficially owns 12,307,692 Shares, which are issuable upon exercise of the Warrants and/or conversion of the Series A Preferred, constituting 51.1% of the Shares outstanding.

NR-GRI Partners GP, LLC ("NR-GRI GP"), as the general partner of NR-GRI LP, may be deemed to beneficially own the 12,307,692 Shares beneficially owned by NR-GRI LP that are issuable upon exercise of the Warrants and/or conversion of the Series A Preferred, constituting approximately 51.1% of the Shares outstanding..

Each of Mr. Hammer and Mr. Ellis, as the sole members of NR-GRI GP and North Run Advisors, may be deemed to beneficially own (i) the 1,100,592 Shares beneficially owned by North Run LP, (ii) the 12,307,692 Shares beneficially owned by NR-GRI LP that are issuable upon exercise of the Warrants and/or conversion of the Series A Preferred, (iii) 9,288 Shares held directly by each of Mr. Hammer and Mr. Ellis as a result of restricted stock units that have vested, (iv) 22,000 Shares that may become issuable pursuant to restricted stock units held directly by each of Mr. Hammer and Mr. Ellis that will vest within 60 days of March 25, 2025, and (v) 96,366 Shares that may become issuable pursuant to the exercise of stock options held directly by each of Mr. Hammer and Mr. Ellis that have vested or will vest within 60 days of March 25, 2025, in each case constituting approximately 55.9% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of North Run Advisors and Messrs. Hammer and Ellis may be deemed to share the power to vote and dispose of the Shares owned by North Run LP. Each of NR-GRI GP and Messrs. Hammer and Ellis may be deemed to share the power to vote and dispose of the Shares owned by NR-GRI LP.
Transactions in the class effected during the past sixty days: Except as otherwise set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following at the end thereof:

The disclosure with respect to the Merger and the Voting Agreement set forth in Item 4 above, including the description of the Voting Agreement, is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to add the following at the end thereof:

99.6 - Form of Voting Agreement (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Issuer, dated March 24, 2025).

## Signatures
- North Run Capital, LP: /s/Todd B. Hammer, Todd B. Hammer, Member of North Run Advisors, LLC, its General Partner (03/25/2025)
- North Run Advisors, LLC: /s/Todd B. Hammer, Todd B. Hammer, Member (03/25/2025)
- NR-GRI Partners, LP: /s/Todd B. Hammer, Todd B. Hammer, Member of NR-GRI Partners GP, LLC, its General Partner (03/25/2025)
- NR-GRI Partners GP, LP: /s/Todd B. Hammer, Todd B. Hammer, Member (03/25/2025)
- ELLIS THOMAS B: /s/ Thomas B. Ellis, Thomas B. Ellis (03/25/2025)
- HAMMER TODD B: /s/Todd B. Hammer, Todd B. Hammer (03/25/2025)